                                                             Exhibit No. EX-99.6

These shares are held directly by the Irrevocable  Deed of Trust of James J. Kim for Jacqueline Mary  Panichello - 10/3/94,  of which the Co-Trustees are John T.
Kim and Susan Y. Kim, and are owned indirectly by Susan Y. Kim as Co-Trustee and immediate family member of, and sharing the same household with, Jacqueline Mary
Panichello, the beneficiary of this trust.